Exhibit 4.1

DESCRIPTION OF SECURITIES
Registered Under Section 12 of the
Securities Exchange Act of 1934

As of the end of its most recent fiscal year, Retail Value Inc., an Ohio corporation (the “Company”), had one class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common shares, $0.10 par value per share (“common shares”).

The following description of the common shares is a summary and is qualified in its entirety by provisions of Ohio law and by reference to the terms and provisions of the Company’s articles of incorporation and code of regulations, which are incorporated herein by reference and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The authorized capital stock of the Company consists of 200,000,000 common shares and 10,000,000 preferred shares, without par value (“preferred shares”), of which 1,000 are designated as series A preferred shares.

COMMON SHARES

Voting Rights

Holders of the Company’s common shares possess ordinary voting rights, with each share entitling the holder to one vote. Except as outlined below or otherwise expressly required by the Company’s articles of incorporation or by statute, the vote of the holders of shares entitling them to exercise a majority of the voting power of the Company is required to approve any matters submitted to a vote of the shareholders. Beginning with the 2020 annual meeting of shareholders, at each annual meeting of shareholders, each director will be elected by a majority vote of all votes cast at such meeting for a term expiring at the next annual meeting of shareholders and until the election of his or her successor. The Company’s articles of incorporation prevent any shareholder from cumulating votes in the election of directors.

Dividend Rights

Holders of the Company’s common shares are entitled to receive dividends when, as and if declared by the Company’s board of directors (the “Board”), out of funds legally available therefor. Any payment and declaration of dividends by the Company on its common shares and purchases thereof will be subject to certain restrictions if the Company fails to pay dividends on any outstanding preferred shares.

Liquidation Rights

If the Company is liquidated, dissolved or involved in any winding-up, the holders of its common shares are entitled to receive ratably any assets remaining after it has fully paid all of its liabilities, including the preferential amounts it owes with respect to any preferred shares.

Preemptive or Other Rights

Holders of the Company’s common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that the Company may subsequently issue.

Restrictions on Ownership and Transfer

In order for the Company to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, the Company’s capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To help ensure that five or fewer individuals do not own more than 50% in value of the Company’s outstanding common shares, its articles of incorporation provide that, subject to certain exceptions (including those set forth below), no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the “common shares ownership limit”) of its outstanding common shares. The Company’s articles of incorporation provide that an “exempt holder” may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 29.8% of the Company’s outstanding common shares. Pursuant to the Company’s articles of incorporation, an “exempt holder” includes, collectively, (a) Professor Werner Otto, his wife Maren Otto and/or all descendants of Professor Werner Otto, including, without limitation, Alexander Otto, (b) trusts or family foundations established for the benefit of the individuals named in (a) above and (c) any partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity, in which the individuals or entities named under (a) and (b) hold (either directly or indirectly) more than 50% of the voting rights or more than 50% of the equity capital of such any such partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity.

As rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, the Company’s articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of the Company’s outstanding common shares (the “common shares related party limit”).

The Board may exempt a person from the common shares ownership limit if the person would not be deemed an “individual” and may exempt a person from the common shares related party limit if an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) is provided to the Board to the effect that the ownership will not then or in the future jeopardize its status as a REIT. The Board may also exempt the exempt holder and any person who would constructively own common shares constructively owned by the exempt holder from the common shares ownership limit in its sole discretion. As a condition of any exemption, the

Board will require appropriate representations and undertakings from the applicant with respect to preserving its REIT status.

Finally, the Company’s articles of incorporation prohibit any transfer of common shares that would cause the Company to cease to be a “domestically controlled qualified investment entity” as defined in Section 897(h)(4)(B) of the Code.

The preceding restrictions on transferability and ownership of common shares may not apply if the Board determines that it is no longer in the Company’s best interests to continue to qualify as a REIT. The common shares ownership limit and the common shares related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company’s status as a REIT, the effects of the common shares ownership limit and the common shares related party limit are to prevent any person or small group of persons from acquiring unilateral control of the Company. Any change in the common shares ownership limit, other than modifications that may be made by the Board as permitted by the Company’s articles of incorporation, requires an amendment to the Company’s articles of incorporation, even if the Board determines that maintenance of REIT status is no longer in its best interests.

Subject to the consent rights granted to holders of series A preferred shares, amendments to the Company’s articles of incorporation require the affirmative vote of holders owning a supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class.

The Company’s articles of incorporation provide that upon a transfer or non-transfer event that results in a person beneficially or constructively owning common shares in excess of the applicable ownership limits or that results in the Company being “closely held” within the meaning of Section 856(h) of the Code, the person (a “common shares prohibited owner”) will not acquire or retain any rights or beneficial economic interest in the shares that would exceed such applicable ownership limits or result in the Company being closely held (the “common excess shares”). Instead, the common excess shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by the Company within five days after the discovery of the transaction that created the common excess shares. The trustee will have the exclusive right to designate a person who may acquire the common excess shares without violating the applicable restrictions (a “common shares permitted transferee”) to acquire all of the shares held by the trust. The common shares permitted transferee must pay the trustee an amount equal to the fair market value (determined at the time of transfer to the permitted transferee) for the common excess shares. The trustee will pay to the common shares prohibited owner the lesser of (a) the value of the shares at the time they became common excess shares and (b) the price received by the trustee from the sale of the common excess shares to a common shares permitted transferee. The beneficiary will receive the excess of (x) the sale proceeds from the transfer to a common shares permitted transferee over (y) the amount paid to the common shares prohibited owner, if any, in addition to any dividends paid with respect to the common excess shares.

The Company’s articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of its outstanding common shares must give written notice to the Company stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those shareholders must provide supplemental information that the Company may request, in good faith, in order to determine its status as a REIT.

PREFERRED SHARES

The Board is authorized to issue preferred shares in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof.

Prior to the issuance of shares of a series of preferred shares, the Board may, under the Company’s articles of incorporation and Ohio law, fix:

•	the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;
•	the voting powers, if any, and whether such voting powers are full or limited
•	whether dividends, if any, will be cumulative or noncumulative, the dividend rate of the series, and the dates and preferences of dividends;
•	redemption rights and prices, if any, for shares of such series;
•	the terms and amounts of the sinking fund, if any, for the purchase or redemption of such series;
•	the amounts payable on shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs;
•	whether the shares of the series will be convertible into common shares or shares of any other class;
•	if the shares are convertible, the conversion rate(s) or price(s), any adjustments to the rate or price and all other terms and conditions upon which such conversion may be made;
•	restrictions on the issuance of shares of the same or any other series; and
•	such other terms that the Board determines in its sole discretion are appropriate for the Company to maintain its status as a REIT (as such term is defined in Section 856 of the Code).

General

Without limiting the provisions described above, under Ohio law, holders of preferred shares will be entitled to vote as a class on any amendment to the Company’s articles of incorporation, whether or not they are entitled to vote thereon by the Company’s articles of incorporation, if the amendment would:

•	increase or decrease the par value of the shares;
•	change the issued shares into a lesser number of shares;
•	change or add to the express terms of the shares in any manner substantially prejudicial to the holders of such shares;
•	change the express terms of any issued shares ranking prior to such shares in any manner substantially prejudicial to the holders of such shares;
•

authorize shares that are convertible into, or authorize the conversion of shares into, shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class;

•	reduce or eliminate the Company’s stated capital;
•	substantially change the Company’s purposes; or
•	change the Company into a nonprofit corporation;

if, and only to the extent that, preferred shares are issued in more than one series; and Ohio law permits the holders of a series of capital stock to vote separately as a class.

Unless a different standard is fixed by the Board before issuing preferred shares of a new series, the affirmative vote of the holders of at least 75% of each series of outstanding preferred shares, voting separately as a class, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Company’s articles of incorporation or its code of regulations which adversely and materially affects the preferences or voting or other rights of the holders of such series as set forth in the Company’s articles of incorporation. However, the amendment of the Company’s articles of incorporation so as to authorize, create or change the authorized or outstanding number of preferred shares or of any shares ranking equal to or junior to such preferred shares does not adversely and materially affect the preference or voting or other rights of the holders of such series. In addition, the amendment of the Company’s code of regulations to change the number or classification of the Company’s directors does not adversely and materially affect the preference or voting or other rights of the holders of such series.

Series A Preferred Shares

Ranking

The series A preferred shares rank, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, senior in preference and priority to the Company’s common shares, any securities into which the common shares may be reclassified and any other class or series of capital stock of the Company, including other preferred shares that may be issued in the future, in each case up to the preference amount.

Preference Amount

The preference amount is calculated by, at the time each dividend is declared:

(i)	adding $190,000,000 to the aggregate gross proceeds of asset sales made by the Company and its wholly owned subsidiaries from and after the distribution date;
(ii)

subtracting from the number produced by the above: (x) the indebtedness of the Company as of the fifth business day following the distribution date, plus (y) the product of the volume weighted average price of one common share in respect of the period from the distribution date to the fifth business day after the distribution date multiplied by the number of common shares outstanding on the fifth business day after the distribution date, multiplied by (z) 110%; and

(iii)	if the resulting number is positive, adding it, up to a maximum of $10,000,000, to $190,000,000.

If the number produced from clauses (i) and (ii) above is negative, the preference amount is $190,000,000.

Voting and Consent Rights

Except as required by law, the holders of the series A preferred shares are not entitled to vote on matters presented to the holders of the Company’s common shares. However, a majority of the holders of series A preferred shares must give their consent for the Company to take any of the following actions:

•	any voluntary initiation of a liquidation or commencement of a proceeding for bankruptcy, insolvency, receivership or similar action;
•

making any amendment, alteration or repeal (including, without limitation, as a result of a merger, consolidation, or other extraordinary transaction) of any provisions of the Company’s articles of incorporation or its code of regulations that amends, modifies or adversely affects the rights, preferences, powers, privileges, conditions or voting powers of the series A preferred shares;

•	unless in connection with an election of directors pursuant to the right of holders of series A preferred shares to elect directors upon the occurrence of certain events described below under “Election of Directors,” increase or decrease the number of directors on the Board to greater than nine or less than five; or
•	issue any additional shares of series A preferred shares.

Dividend Rights

The holders of series A preferred shares shall be entitled to receive dividends, when, as and if declared by the Board out of any assets that are legally available therefor, and the Company cannot declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the series A preferred shares then outstanding have received dividends in an aggregate amount equal to the preference amount. A majority of the holders of the series A preferred shares can waive any dividend right.

Notwithstanding the foregoing, the holders of outstanding common shares will be entitled to receive dividends, when, as and if declared by the Board, out of any assets legally available therefor if and only to the extent that such dividend is necessary to enable the Company to make dividends of an amount equal to the minimum amount required to be distributed with respect to any taxable year in order for the Company to qualify, or maintain its status, as a REIT and to avoid any U.S. federal income taxes imposed by Code sections 857(b)(1) and 857(b)(3). Such amount will be determined in good faith by the Board based on 102.5% of the Company’s then estimated taxable income, inclusive of net capital gains, for such taxable year.

Liquidation Rights

Except to the extent holders of common shares are entitled to receive payments to enable the Company to qualify, or maintain its status, as a REIT, if the Company is liquidated, dissolved or involved in any winding-up, the holders of the series A preferred shares will be entitled to be paid out of the assets of the Company legally available for distribution to holders of the Company’s capital stock before and in preference to any payments to any other capital stock in an aggregate amount equal to the then-remaining preference amount (the “liquidation amount”) payable on a pro rata basis to each holder of series A preferred shares, on or prior to the occurrence of the liquidation, dissolution or winding-up. After payment of the liquidation amount to the holders of the series A preferred shares, the holders of the series A preferred shares will not have any right or claim to any of the remaining assets of the Company.

Restrictions on Payments

(a) For so long as there are series A preferred shares outstanding, the Company cannot, and cannot permit any of its wholly owned subsidiaries to, directly or indirectly:

(i)

declare or pay any dividend or make any other payment or distribution in any form on account of the Company’s capital stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its wholly owned subsidiaries) or to the direct or indirect holders of the Company’s capital stock, other than in accordance with the terms of the series A preferred shares, as described above under “Dividend Rights”;

(ii)

purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any capital stock of the Company, other than the series A preferred shares in accordance with the mandatory and optional redemption provisions thereof, unless done so in accordance with an equity compensation plan approved by the Board; or

(iii)

issue preferred shares (other than the series A preferred shares, subject to the rights of holders of series A preferred shares summarized in “Voting and Consent Rights” above) that do not rank, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, junior in preference and priority to the series A preferred shares.

(b) Furthermore, the Company cannot, and cannot permit any of its wholly owned subsidiaries to, directly or indirectly:

(i)

make capital contributions to any of its non-wholly owned subsidiaries, other than with respect to any obligation existing at the time of the distribution date to contribute capital to any joint venture entity;

(ii)	purchase or otherwise acquire a capital interest in an entity that is not one of its wholly owned subsidiaries;
(iii)	purchase or otherwise acquire the business or assets of another entity substantially as an entirety;
(iv)	purchase or otherwise acquire interests in real property;
(v)	develop or redevelop (or cause the development or redevelopment of) all or any portion of any real property owned, leased or subleased by the Company or any wholly owned subsidiary (provided,

however, that the Company and its wholly owned subsidiaries will not be prohibited from (i) performing any obligations of a landlord under a retail tenant lease (including, without limitation, performing tenant build-out work), (ii) maintaining a property or otherwise making capital expenditure with respect to a property in the ordinary course of business or (iii) restoring a property to substantially its pre-casualty condition following a casualty event); or

(vi)

make loans or advances to any entity that is not the Company or one of its wholly owned subsidiaries other than loans or advances to such an entity made in the ordinary course of Company’s business or relating to the Company’s or any wholly owned subsidiary’s property, unless, with respect to clause (b) above, (i) the payments associated with the activities described in (b)(i) through (iii) and (vi) above do not individually or in the aggregate, in any calendar year, exceed $10,000,000 and (ii) the payments associated with the activities described in (b)(i) through (vi) above do not individually or in the aggregate, in any calendar year, exceed $20,000,000.

However, a majority of the holders of the outstanding series A preferred shares can waive any of the above restrictions in regards to one or more transactions.

Election of Directors

Upon the Company being required to redeem the series A preferred shares but not being able to due to a conflict with Ohio law governing distributions to stockholders, the record holders of at least 10% of the series A preferred shares, exclusively and as a separate class, will be entitled, after providing at least 10 days’ advance written notice to the Company, to call, or the Secretary of the Company will call, upon receiving at least 10 days’ advance written notice from such holders of the series A preferred shares, a special meeting of the holders of the series A preferred shares.

In the event that a special meeting of shareholders is called by the Secretary of the Company, notice will be given by the Company in the same manner as required for an annual meeting of shareholders of the Company. Such special meeting of shareholders may only be called for the purpose of the holders of the series A preferred shares electing, by a plurality vote, voting exclusively and as a separate class, either (i) two directors nominated by the holders of the series A preferred shares in the written notice to the Company regarding such meeting, if the number of directors on the Board will be six or fewer following their installment, or (ii) three directors nominated by the holders of the series A preferred shares in the written notice to the Company regarding such meeting, if the number of directors on the Board will be greater than six following their installment, within 30 days of the occurrence of:

•	the Company failing to qualify, or maintain its status, as a REIT;
•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that (i) the Company sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of its properties or assets, in one or more related transactions, to any person or entity, or (ii) any person or entity, directly or indirectly, becomes the beneficial owner of 40% or more of the common shares, measured by voting power rather than number of common shares; or

•	any failure of the Company to comply with its duties and obligations pursuant to the terms of the series A preferred shares.

Notwithstanding the foregoing, any failure of the Company to comply with its duties and obligations regarding restricted payments (as described above) pursuant to the terms of the series A preferred shares must be continuing for a period of not less than five business days for the right of the holders of series A preferred shares to nominate and elect directors to arise.

In the event the holders of the series A preferred shares have the right to call or cause to be called such a special meeting, in lieu of holding such special meeting, the holders of the series A preferred shares may elect such directors by unanimous written consent.

The directors who may be elected to the Board by the holders of series A preferred shares pursuant to the above will serve in addition to any other directors then in office or proposed to be elected. Furthermore, and notwithstanding the foregoing, the number of directors that the holders of series A preferred shares shall be eligible to nominate and elect will be reduced by the number of directors, if any, previously recommended or nominated by the holders of the series A preferred shares sitting on the Board at the time their right to nominate and elect directors arises.

Any directors elected to the Board pursuant to these procedures will be elected for an initial term expiring at the Company’s next annual meeting of shareholders. In the event the conditions for the election of directors to the Board by the series A preferred shares continue to be satisfied at the end of such directors’ terms, the holders of the series A preferred shares shall be entitled to elect by a plurality vote, voting exclusively and as a separate class, the applicable number of directors for terms expiring at the Company’s next annual meeting of shareholders.

Immediately upon such time as the conditions for the election of directors to the Board by the series A preferred shares are no longer satisfied, the terms of office of the directors then in office who were elected to the Board pursuant to the right of the holders of the series A preferred shares to nominate and elect them upon the occurrence of the events above shall terminate immediately. If the office of any such director elected becomes vacant by reason of death, resignation, removal from office or otherwise, the remaining director or directors elected pursuant to such right of the series A preferred shares will elect a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

Mandatory Redemption

Unless prohibited by Ohio law governing distributions to stockholders, the series A preferred shares must be redeemed (a) within ten days of the occurrence of (i) the Company failing to qualify, or maintain its status, as a REIT, or (ii) any failure of the Company to comply with its duties and obligations pursuant to the terms of the series A preferred shares; or (b) immediately upon the occurrence of (i) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that the Company either sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of its properties or assets, in one or more related transactions, to any person or entity or any person or entity, directly or indirectly, becomes the beneficial owner of 40% or more of the Company’s common shares, measured by voting power, or (ii) the payment by the Company to the holders of the series A preferred shares of dividends in an aggregate amount equal to $200,000,000.

The date of such redemption is referred to herein as the “mandatory redemption date.”

The redemption price payable per share to the holders of series A preferred shares shall be (i) calculated by dividing the number of series A preferred shares outstanding on the applicable mandatory redemption date into the difference of (x) $200,000,000 minus (y) the aggregate amount of dividends previously distributed to the holders of the series A preferred shares in the event of a mandatory redemption due to the occurrence of any of clauses (a)(i), (a)(ii) and (b)(i) above, or (ii) $1.00 in the event of a mandatory redemption due to the occurrence of clause (b)(ii) above. Both redemption prices are referred to herein as the “mandatory redemption price.”

The Company will send a notice of redemption (the “mandatory redemption notice”) to each holder of the series A preferred shares not less than two days prior to the mandatory redemption date.

If the mandatory redemption notice has been duly given, and if on the applicable mandatory redemption date the mandatory redemption price payable upon redemption of the series A preferred shares to be redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then all rights, preferences, power and privileges with respect to such series A preferred shares will terminate after the mandatory redemption date terminate, except the right of the holders to receive the mandatory redemption price without interest.

Optional Redemption

The Company may redeem the series A preferred shares, or any part thereof, at any time. If less than all of the series A preferred shares are to be redeemed, then the series A preferred shares to be redeemed will be selected by lot or by other similar method ratably among the holders of the series A preferred shares.

The date of such redemption is referred to herein as the “optional redemption date.”

The redemption price (the “optional redemption price”) payable per share to the holders of series A preferred shares will be (i) calculated by dividing the number of series A preferred shares outstanding on the applicable optional redemption date into the difference of (x) $200,000,000 minus (y) the aggregate amount of dividends previously distributed to the holders of the series A preferred shares to be redeemed.

The Company will send a notice of redemption (the “optional redemption notice”) to each holder of the series A preferred shares not less than two days prior to the optional redemption date.

If the optional redemption notice has been duly given, and if on the applicable optional redemption date the optional redemption price payable upon redemption of the series A preferred shares to be redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then all rights, preferences, power and privileges with respect to such series A preferred shares will terminate after the optional redemption date, except the right of the holders to receive the optional redemption price without interest.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

Initially Classified Board

The Company’s code of regulations initially divides the Board into two classes, designated Class I and Class II. The directors first appointed to Class I will hold office for a term expiring at the annual meeting of shareholders to be held in 2019 and the directors first appointed to Class II will hold office for a term expiring at the annual meeting of shareholders to be held in 2020. After the initial classification, the successors to the directors whose terms expire will be elected to hold office for a term expiring at the annual meeting of shareholders held in the year following the year of their election (i.e., Class I directors elected at the 2019 annual meeting of shareholders will serve until the 2020 annual meeting of shareholders).

“Blank Check” Preferred Stock

The Company’s articles of incorporation authorize “blank check” preferred stock, which could be issued by the Board without shareholder approval and may contain voting, liquidation, dividend and other rights superior to the Company’s common shares.

Size of the Board; Vacancies; Removal

The Company’s code of regulations provides that the number of directors on the Board may be fixed by the Company’s shareholders at an annual or special meeting called for that purpose or at any other time as may be fixed by the Board. The Company’s code of regulations provides that any vacancy on the Board may be filled only by the affirmative vote of a majority of the remaining directors then in office. The Company’s code of regulations provides that shareholders may remove directors with or without cause by holders of the affirmative vote of a majority of the shares entitles to vote at the election of directors; provided that prior to conclusion of the annual meeting of shareholders to be held in 2020, such removal shall only be for cause.

No Cumulative Voting

The Ohio Code provides that shareholders have the right to cumulate votes in the election of directors unless the company’s articles of incorporation provide that no shareholder may cumulate the shareholder’s voting power. The Company’s articles of incorporation expressly provide that no shareholder of the Company may cumulate the shareholder’s voting power.

Shareholder Action by Written Consent

The Company’s code of regulations provides that shareholders may not act by written consent unless such written consent is unanimous. Shareholder action must otherwise take place at the annual or a special meeting of shareholders.

Special Meeting of Shareholders

In addition to the right of holders of series A preferred shares to call special meetings in certain circumstances, shareholders who hold at least 49.9% or more of the Company’s outstanding common shares may call a special meeting.

Advance Notice of Shareholder Proposals and Nominations

The Company’s code of regulations establishes advance notice procedures with respect to shareholder proposals for business to be conducted at meetings of the Company’s shareholders and for nominations of candidates for election to the Board.

Proxy Access

In addition to advance notice procedures, the Company’s code of regulations includes provisions permitting, subject to certain terms and conditions, shareholders who have maintained continuous qualifying ownership of at least 3% of the Company’s outstanding common stock for at least three years to use the Company’s annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Supermajority to Amend Articles of Incorporation and Code of Regulations

Subject to the terms of the series A preferred shares, a supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, is required for the Company’s shareholders to amend the Company’s articles of incorporation or code of regulations.